Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Six months
	ended	Year ended
	June 30, 2014	December 31, 2013
Pretax income (loss) from operations:
Net income (loss)	$(149.9)	$478.0
Add income tax expense (benefit)	94.7	(173.2)
Pretax income (loss) from operations	(55.2)	304.8
Add fixed charges:
Interest expense on corporate debt	22.2	51.3
Interest expense on investment borrowings and borrowings related to variable interest entities	26.7	54.0
Interest added to policyholder account balances	54.0	232.5
Portion of rental (a)	6.8	13.3
Fixed charges	109.7	351.1
Adjusted earnings	$54.5	$655.9
Ratio of earnings to fixed charges	(b)	1.87X

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(a)	Interest portion of rental is estimated to be 33 percent.

(b)	For such ratio, earnings were $55.2 million less than fixed charges.